FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Plan period ended December 31, 2000

Commission File Number 1-812

 UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN

UNITED TECHNOLOGIES CORPORATION
One Financial Plaza
Hartford, Connecticut 06101

FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the
United Technologies Corporation
Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Employee Savings Plan (the "Plan") at December 31, 2000 and December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Hartford, Connecticut
June 29, 2001

United Technologies Corporation Employee Savings Plan
Statement of Net Assets Available for Benefits
(Thousands of Dollars)

	December 31,	December 31,
	2000	1999

Assets:
Plan's interest in Master Trust (Notes 3 through 6)	$9,646,091	$8,654,973
Contribution receivable:
Participants'	5,392	750
Employer's	384	48
	5,776	798

Net Assets Available for Benefits	$9,651,867	$8,655,771
	========	========

The accompanying notes are an integral part of these financial statements.

United Technologies Corporation Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
(Thousands of Dollars)

Year Ended
December 31,
2000

Additions to net assets attributed to:
Investment Income:
Net appreciation in fair value of investments	$452,597
Interest	282,729
Dividends	137,626

Contributions:
Participants'	204,017
Employer's	19,740
Total additions	1,096,709

Deductions from net assets attributed to:
Distributions to participants	(505,816)
Interest expense	(37,006)
Administrative expenses	(258)
Total deductions	(543,080)

Net increase prior to transfers	553,629

Plan transfers:
Assets transferred into Plan (Note 12)	444,065
Assets transferred out of Plan	(1,598)
Net Plan transfers	442,467

Net increase	996,096

Net Assets Available for Benefits, December 31, 1999	8,655,771

Net Assets Available for Benefits, December 31, 2000	$9,651,867
========

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION
EMPLOYEE SAVINGS PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General. The United Technologies Corporation ("UTC") Employee Savings Plan (the "Plan") is a defined contribution savings plan administered by UTC. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Generally, non-represented employees in participating business units of UTC are eligible to participate in the Plan immediately upon employment with UTC. Participants are eligible for matching employer contributions after one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the Plan document which is available from UTC.

Contributions and Vesting. Participants may elect to contribute, through payroll deductions, between 2 and 20 percent of their total compensation. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds, four commingled index funds, one stable value fund, and a company stock fund as investment options to participants. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan.

UTC has established a leveraged Employee Stock Ownership Plan ("ESOP") to fund the employer matching contributions to the Plan. The ESOP is primarily invested in UTC Series A ESOP Convertible Preferred Stock. UTC will match 60 percent of a participant's contributions, up to specified limits, in ESOP Preferred Stock (see Note 7). However, participants who have reached at least age 55 may direct up to 50 percent, in multiples of 25 percent, of their ESOP account balances and future employer contributions to be invested in the other investment funds offered through the Plan. In such cases, UTC may redeem the ESOP Preferred Stock in the participants' accounts for cash, and such stock may be allocated in the future. Generally, employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) UTC's contributions based on a percentage of the participant's contribution and (b) Plan earnings based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested amounts are used to reduce future UTC contributions. For the year ended December 31, 2000, approximately $690,000 of forfeitures were used to fund UTC's contributions.

Trustee and Recordkeeper. All of the Plan's assets are held by Bankers Trust Company ("Bankers Trust"), the Plan trustee. Bankers Trust is a subsidiary of Deutsche Bank.  Fidelity Institutional Retirement Services Company ("Fidelity") performs participant account recordkeeping responsibilities.

Participant Loans. Participants with at least two years of Plan participation are allowed to borrow up to 50 percent of their vested account balances (excluding their ESOP account balance). Loan amounts can range from $1,000 to $50,000 and must be repaid within 5 years. The loans are secured by the balance in the participant's account and bear interest at Deutsche Bank's prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, benefits are paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant's election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund and ESOP investment options may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for the year ended December 31, 2000 were approximately $20,862,000.

Other. Participants who transfer to a new UTC location with a different savings plan may have the option of transferring their account balances in accordance with the provisions of the new savings plan.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting, except for benefits which are recorded when paid.

Master Trust. The Plan's assets are kept in a Master Trust maintained by the Plan's trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined. Participating plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds' investments increases the participating plans' unit values. Distributions to participants reduce the number of participation units held by the participating plans (see Note 6).

Investment Valuation and Income Recognition. The Income Fund's investments in insurance contracts (see Note 5) are stated at contract value, which represents contributions plus earnings, less Plan withdrawals. The ESOP Preferred Stock's fair value is the higher of the guaranteed value ($65) or four times the daily ending price of UTC's Common Stock. All other funds are stated at fair value, as determined by the Trustee, typically by reference to published market data.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Plan Expenses. Plan administrative expenses, including Plan trustee and recordkeeper fees were paid directly by the employer in 2000. The employer also paid certain investment management fees for the funds administered by Deutsche Asset Management. All other administrative and investment expenses were paid out of Plan assets during 2000.

Use of Estimates. The preparation of financial statements requires UTC management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

NOTE 3 – INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,
(Thousands of Dollars, except unit amounts)	2000	1999

Equity Fund, 36,991,148 and 33,816,508 units, respectively	$1,101,596	$1,107,166

UTC Common Stock Fund, 23,742,216 and 31,496,578 units, respectively	634,104	663,898

UTC ESOP Fund, 236,116,667 and 248,715,761 units, respectively	3,639,799*	3,152,372*

Income Fund, 47,347,140 and 45,676,863 units, respectively	3,709,648	3,307,451

* Non-participant-directed

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $452,597,000 as follows:

Mutual Funds	$(176,203,000)
ESOP Fund	628,800,000
$452,597,000
==========

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
(Thousands of Dollars)	2000	1999

Net Assets:
ESOP Fund	$3,318,009	$2,803,034
(Thousands of Dollars)	Year Ended December 31, 2000
Changes in Net Assets:
Investment income	$685,907
Contributions	19,535
Benefits paid to participants	(79,291)
Interest expenses	(37,006)
Transfers to participant-directed investments	(72,904)
Transfers to non-affiliated plans	(1,266)
$514,975
========

NOTE 5 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan's Income Fund invests in insurance contracts with insurance companies. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The interest rates earned for 2000 and 1999 were 8.3% and 8.1%, respectively.

NOTE 6 - INVESTMENT IN MASTER TRUST

UTC has entered into a Master Trust agreement with Bankers Trust. Under this agreement, certain savings plans of UTC and its subsidiaries combine their trust fund investments in the Master Trust.

Participating plans purchase units of participation in the investment funds based on their contribution to such funds along with income that the investment funds may earn, less distributions made to the plans' participants.

At December 31, 2000, the Plan's interest in the Master Trust comprised 463,676,139 units of the 519,377,890 total units of participation, or 89.28%. At December 31, 1999, the Plan's interest in the Master Trust comprised 460,428,818 units of the total 510,203,518 units of participation, or 90.24%.

The following is a summary of the financial information and data for the Master Trust and the portion applicable to the Plan:

United Technologies Corporation
Master Trust Statement of Net Assets
(Thousands of Dollars)

	December 31, 2000	December 31, 1999

Assets:
Short-term investments	$2,640	$23,147
Investments:
Equity:
Mutual funds	784,876	663,679
Equity commingled index funds	1,460,037	1,466,274
Common stock	759,152	784,371
ESOP stock fund	3,641,487	3,152,372
Debt:
Fixed income commingled index funds	24,916	28,140
Insurance company investment contracts	4,364,663	3,883,142
Participant notes receivable	99,935	81,647
Subtotal	11,137,706	10,082,772

ESOP receivables	128,988	116,234
Interest and dividend receivables	14,678	20,085

Total assets	11,281,372	10,219,091

Liabilities:
Accrued liabilities	8,708	6,014
Accrued ESOP interest	2,070	2,154
ESOP debt	301,100	336,600
Notes payable to UTC	153,333	131,233
Total liabilities	465,211	476,001

Net Assets	$10,816,161	$9,743,090
	=========	=========
Net assets of the Master Trust allocable to the Plan	$9,646,091	$8,654,973
	=========	=========

United Technologies Corporation
Master Trust Statement of Changes in Net Assets
(Thousands of Dollars)

Year Ended December 31, 2000

Additions:
Interest and dividend income	$484,236
Net appreciation on fair value of investments	422,709
Contributions from participating plans for purchase of units	294,212
Total additions	1,201,157

Deductions:
Benefit payments on behalf of participating plans	(583,163)
Master trust expenses	(37,444)
Total deductions	(620,607)

Net increase prior to transfers	580,550

Plan transfers:
Assets transferred in	495,024
Assets transferred out	(2,503)
Net Plan transfers	492,521

Increase in net assets	1,073,071

Net assets:
Beginning of year	9,743,090
End of year	$10,816,161
========
Amounts pertaining to the Plan:
Plan interest in net appreciation and investment income of Master Trust	$872,952
========
Contributions received (cash basis)	$218,779
========
Assets transferred into Plan (Note 12)	$444,065
========
Pension benefits paid	$(505,816)
========
Plan expenses	$(37,264)
========
Assets transferred out of Plan	$(1,598)
========

NOTE 7 - EMPLOYEE STOCK OWNERSHIP PLAN

The ESOP has purchased approximately 14.5 million shares of $1.00 par value Series A ESOP Convertible Preferred Stock ("ESOP Shares"), with a $4.80 per share annual dividend from UTC. Each ESOP share is convertible into four shares of UTC's Common Stock. The ESOP financed the ESOP Share purchases with interest bearing promissory notes. See Notes 8 and 9.

ESOP Shares are allocated to participant accounts as they earn UTC's matching contributions. ESOP Shares are released for allocation to participants as principal and interest payments are made on the debt. The ESOP uses the ESOP Shares' cash dividends and additional contributions from UTC to repay the principal and interest. To the extent that ESOP Shares released through debt service payments are not sufficient to meet the matching contribution requirement, UTC must contribute additional ESOP Shares, UTC Common Stock or cash. To the extent that ESOP Shares released through debt service exceed the matching contribution requirement, the debt is restructured so that the value of the released ESOP Shares does not exceed the Plan's matching contribution requirement. For the period ended December 31, 2000, participants were credited with matching contributions of $63.7 million representing approximately 263,606 shares. Additionally, in lieu of receiving cash, participants are allocated ESOP Shares for dividends paid on their shares. During 2000, participants earned dividends of approximately $31.8 million representing approximately 134,074 shares.

Shares allocated to a participant generally may not be distributed until the participant's termination, disability, retirement or death. Upon distribution, a participant may elect to receive either cash or four shares of UTC Common Stock for each ESOP Share. Each ESOP share is valued at the higher of four times the market value of UTC's Common Stock or $65. A participant cannot elect to receive the distribution in ESOP Shares. The ESOP Fund's investment in ESOP Shares at period end for the entire Master Trust is as follows:

(Thousands of Dollars,	December 31, 2000		December 31, 1999
except share amounts)	Allocated	Total	Allocated	Total

Number of Shares	6,531,081	11,578,656	6,732,230	12,124,064
Guaranteed Value	$424,520	$752,613	$437,595	$788,064
Market	$2,054,025	$3,641,487	$1,750,380	$3,152,257

The market value of the ESOP Shares was $314.50 and $260.00 per share at December 31, 2000 and 1999, respectively. Further, the Net Assets Available for Benefits in the ESOP Fund for the entire Master Trust at December 31, 2000 and 1999 include unrealized appreciation of approximately $2.9 billion and $2.4 billion, of which $1.3 billion and $1.1 billion is on unallocated shares.

The ESOP Shares are redeemable, in whole or in part, at the option of UTC at a redemption price of $65.00 per share plus accrued and unpaid dividends. However, upon notice to the Trustee of UTC's intention to redeem, the trustee can convert each preferred share into four shares of UTC Common Stock if more beneficial to participants.

NOTE 8 - ESOP DEBT

In 1990, the Master Trust, with UTC as guarantor, executed a Note and Guaranty Agreement (the "Agreement") and issued $660,000,000 of Series A, B, C and D notes (described below) representing the ESOP's permanent financing. The Series A ESOP Debt was repaid in full during 1999. The amounts outstanding under the Agreement, with interest rates and maturity dates, are as follows at December 31, 2000:

Note Series	Principle (000's)	Rate of Interest	Due

B	$251,100	7.68%	2000 - 2008
C	17,300	7.68%	2008
D	32,700	7.68%	2009
	$301,100
	========

Required payments on these Notes, in aggregate, for the next five plan years are $35.0 million in 2001, $34.5 million in 2002, $34.0 million in 2003, $33.6 million in 2004, and $33.2 million in 2005.

NOTE 9 - NOTES PAYABLE

In conjunction with the ESOP financing discussed in Note 7, the Master Trust issued a promissory note to UTC issued in 1990, bearing interest at 10.5%, and due over the period 2000 to 2009. At December 31, 2000, $60.3 million was outstanding. Required principal payments on the Note for the next five plan years are $5.0 million in 2001, $5.2 million in 2002, $5.5 million in 2003, $5.7 million in 2004, and $5.9 million in 2005. The Trustee executed an additional $15 million, $19 million, $32 million, and $27 million of promissory notes to UTC on December 10, 1997, 1998, 1999, and 2000, respectively. The notes bear an interest rate of 6.35%, 5.50%, 6.95%, and 6.72%, and mature on December 10, 2007, 2008, 2009, and 2010, respectively. These promissory notes replace a portion of the 1990 ESOP Debt notes described in Note 8 above.

NOTE 10 - RELATED-PARTY TRANSACTIONS

Certain Plan investment options are managed by Deutsche Asset Management and Fidelity. Bankers Trust, a subsidiary of Deutsche Bank, and Fidelity are the Plan's trustee and recordkeeper, respectively, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 11 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and to certain Plan provisions that limit this right when certain ESOP loans remain outstanding. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 12 - PLAN TRANSFERS

On June 10, 1999, UTC acquired Sundstrand Corporation and merged it with its Hamilton Standard division and formed a wholly owned subsidiary, Hamilton Sundstrand. During 1999, UTC approved the merger of the Sundstrand Corporation Employee Savings Plan (the "Sundstrand Plan") with the UTC Employee Savings Plan and the UTC Represented Employee Savings Plan (the "UTC Plans"). Salaried and hourly participants of the Sundstrand Plan are eligible to participate in the UTC Plans effective January 1, 2000. On January 13, 2000, approximately $425,503,000 of net assets were transferred into the UTC Plans of which $417,522,000 was transferred into this Plan.

NOTE 13 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

	December 31,
(Thousand of Dollars)	2000	1999

Net assets available for benefits per the financial statements	$9,651,867	$8,655,771
Amounts allocated to participant withdrawals	(798)	(713)
Net assets available for benefits per Form 5500
	$9,651,069	$8,655,058
	=========	=========
Year Ended December 31, 2000

Benefits paid to participants per the financial statements	$505,816
Add: Amounts allocated to participant withdrawals at December 31, 2000	798
Less: Amounts allocated to participant withdrawals at December 31, 1999	(713)

Benefits paid to participants per Form 5500	$505,901
=======

Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE 14 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated September 23, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SIGNATURES

The Plan (or persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

           UNITED TECHNOLOGIES CORPORATION
           EMPLOYEE SAVINGS PLAN

Dated: June 29, 2001        By:      /s/  Laurie P. Havanec
                                                 Laurie P. Havanec
                                                 Director, Employee Benefits and Human Resources Systems
                                                 United Technologies Corporation